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                                                                      EXHIBIT 5
                                                                      ---------

                        QUICKTURN DESIGN SYSTEMS, INC.
                              55 W. TRIMBLE ROAD
                          SAN JOSE, CALIFORNIA 95131

                                August 24, 1998

TO THE STOCKHOLDERS OF
QUICKTURN DESIGN SYSTEMS, INC.

Dear Stockholder:

  As you may be aware, Mentor Graphics Corporation ("Mentor") and its wholly-owned subsidiary, MGZ Corp, commenced on August 12, 1998 an unsolicited tender offer (the "Mentor Offer") for all of the Common Stock of Quickturn Design Systems, Inc. ("Quickturn" or the "Company") at $12.125 per share. After careful consideration, Quickturn's Board of Directors has voted to recommend that stockholders reject as inadequate the unsolicited $12.125 per share tender offer by Mentor.

                  YOUR BOARD RECOMMENDS THAT THE STOCKHOLDERS
                           REJECT THE MENTOR OFFER.

  After careful consideration of the Mentor Offer, your Board determined that the Mentor Offer was inadequate and not in the best interests of the Company's stockholders, that the Mentor Offer did not fully reflect the long-term value of the Company, and that stockholder interests would be better served by the Company continuing to pursue its business plan. In particular, the Board determined that the Company's business plan offered the potential for obtaining higher long-term benefits for the Company's stockholders than the Mentor Offer. This determination was based on, among other things, the opinion of the Company's financial advisers, Hambrecht & Quist LLC, that the Mentor Offer is inadequate and the opportunities for business expansion and revenue and earnings growth resulting from recently introduced products and from products under development for use in the electronic design automation market and in other related parts of the market.

  The enclosed Schedule 14D-9 describes your Board's decision to reject the Mentor Offer and contains other important information relating to its decision. We urge you to read it carefully.

  In rejecting the Mentor Offer, we have reaffirmed our continued confidence in the Company's future and our determination that you, our stockholders, be given every opportunity to participate fully in that future. Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Very truly yours,

                                          LOGO
                                          /s/ KEITH R. LOBO

                                          Keith R. Lobo
                                          PRESIDENT AND CHIEF EXECUTIVE
                                           OFFICER